FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2005

VIDÉOTRON LTÉE
 (Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDÉOTRON LTÉE Filed in this Form 6-K Documents index

1.	Unaudited Consolidated Financial Statements of Vidéotron ltée for the quarter ended March 31, 2005; and Report to bondholders (Management Discussion and Analysis for the quarter ended March 31, 2005).

QUARTERLY REPORT 2005 FISCAL YEAR

VIDÉOTRON LTÉE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Three-Month Period January 1st 2005 – March 31, 2005 May 11, 2005

VIDÉOTRON LTÉE Interim Consolidated Financial Statements (Unaudited) Three-month periods ended March 31, 2004 and 2005

Financial Statements

Highlights Three-month periods ended March 31, 2004 and 2005

FINANCIAL STATISTICS

(in thousands of Canadian dollars)	2004	2005

Revenues	$206,759	$232,121

Operating income	72,664	92,142

Depreciation and amortization	30,154	31,069

Net income	24,343	32,395

Cash flows from operating activities	25,542	40,047

Acquisition of fixed assets	31,061	33,593

CUSTOMER STATISTICS

Home passed (1)	2,357,175	2,390,644

Cable

Basic Cable Customers (2)	1,427,981	1,455,009
% Penetration (3)	60.6%	60.9%
Basic Cable, Net additions (losses)	3,837	2,455

Digital Cable Customers	274,287	355,249
% Penetration (4)	19.2%	24.4%
Digital Cable, Net additions	33,394	21,585

Internet Access

Dial up	26,844	21,971
Dial up, Net losses	(1,977)	(2,002)

Cable Modem	432,923	529,999
% Penetration (3)	18.4%	22.2%
Cable Modem, Net additions	26,646	27,369

(1)	Homes passed are number of living units, such as residential homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(2)	Basic customers are customers who received basic cable service, including analogue and digital customers.

(3)	Represents customers as a percentage of homes passed.

(4)	Represents digital customers as a percentage of basic customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS

        Certain statements in this report may constitute forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “continue” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements involve significant risks, uncertainties and assumptions and are subject to change upon various factors, including economic conditions, competition, emerging technologies, regulation and other, many of which are beyond our control. See “Item 3 — Key Information — Risk Factors” to our Form 20-F annual report for the year ended December 31, 2004. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary materially from those as described herein. Any forward-looking statement speak only as of the date on which it was originally made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This analysis should also be read in conjunction with the section “Item 5 — Operating and Financial Review and Prospects” included in our December 31, 2004 Form 20-F Report and our Annual Consolidated Financial Statements and the Notes thereto.

General

        Our interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP in certain respects. Note 8 to our interim consolidated financial statements for the three-month periods ended March 31, 2004 and 2005 contain discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which these differences affect our interim consolidated financial statements.

        As calculated in our interim consolidated financial statements included in this report, operating income for us means earnings before depreciation and amortization, financial expenses, dividend income from the parent company, income taxes, and non-controlling interest in a subsidiary. Operating income is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because management believes that it is a meaningful measure of performance commonly used in the cable industry and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

        Average monthly revenue per user, or ARPU, is an industry term that we use to measure our average cable and Internet revenue per month per basic cable customer. ARPU is not a measurement under Canadian GAAP or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measures reported by other companies. We calculate ARPU by dividing our combined cable television and Internet-access revenues for the applicable period by the average number of our basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

First Quarter Ended March 31, 2005 Compared to First Quarter Ended March 31, 2004

Revenues

        Consolidated operating revenues for the first quarter ended March 31, 2005 were $232.1 million, compared to $206.8 million for 2004, an increase of $25.3 million, or 12.3%. This increase would have been $24.7 million, or 11.8%, if we exclude the impact of the change in accounting policy for the timing of revenue and expense recognition regarding connection fees. See note 1(b) to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004.

        Cable television revenues for the first quarter ended March 31, 2005 increased by $9.2 million, or 6.5%, as compared to 2004. The increase would have been $8.4 million or 5.9% if we exclude the impact of the change in accounting policy. This growth was primarily a result of the increase in the number of basic cable customers, the sale of more lucrative packages and the price increases we gradually implemented beginning March 1st 2004, offset by lower revenues from customers’ equipment renting. In 2005, we increased the number of our basic cable customers by 2,455, or 0.2% to 1,455,009 at March 31, 2005, compared to an increase of 3,837 customers, or 0.3%, during 2004 for a total of 1,427,981 customers at March 31, 2004. The first quarters of 2004 and 2005 were the best two first quarter increases in the number of our basic customers since 1999. We also increased the number of digital customers by 21,585, or 6.5%, to 355,249 at March 31, 2005, compared to

 33,394, or 13.9%, to 274,287 at March 31, 2004. ARPU increased from $32.78 to $34.27 and reflects more lucrative packages, price increases and migration from analog to digital.

        Internet revenues for the first quarter ended March 31, 2005 increased by $11.1 million, or 21.2%, as compared to 2004. The increase would have been $11.2 million, or 21.2%, if we exclude the impact of the change in accounting policy. This growth was due to a higher number of high-speed Internet customers in 2005, compared to 2004, along with price increases that we gradually implemented beginning in March 2004. We increased the number of our high-speed Internet customers by 27,369, or 5.4%, to 529,999 at March 31, 2005, compared to 26,646, or 6.6%, to 432,923 at March 31, 2004. ARPU increased from $38.74 to $39.11 due to price increases, offset by an increased in customers adhering to Basic Internet services.

        Revenues from video stores for the first quarter ended March 31, 2005 increased by $2.5 million, or 23.7%, as compared to 2004. This growth was due to the acquisition of all the assets of Jumbo Entertainment Inc., a franchisor and operator of 105 video and video games rental stores across Canada, which represents an increase of $2.3 million of revenues. The growth is also due to strong performance of the video game stores, higher revenues from retail sales and the positive impact of higher royalties and annual fees.

        On January 24, we launched our new residential telephony services on the South Shore of Montreal. As at March 31, 2005, we had 14,866 installed customers and on March 29, we launched the service in Laval and will pursue the roll-out across our footprint during the balance of 2005.

        Other revenues, which consisted mainly of the sale of customers’ equipment, were $6.2 million in the first quarter ended March 31, 2005, compared to $3.6 million in 2004, an increase of $2.6 million. This increase was due to lower discounts given on the sales of digital terminals, offset by a reduction of the selling price and a lower volume of sales of those terminals. The increase is also due to revenues coming from the new telephony services.

Direct Cost and Operating, General and Administrative Expenses

        Direct costs decreased by $3.4 million, or 5.2%, to $61.9 million for the first quarter ended March 31, 2005 from $65.3 million for 2004. Direct costs for cable television services for 2005, which consist of programming costs, were higher than for 2004 due to an increase in the number of our digital customers and increased penetration of our video-on-demand service. Internet access direct costs for the first quarter ended March 31, 2005 were lower than for 2004 due to a reduction in bandwidth and transportation costs, which was partially offset by the higher volume resulting from an increased number of Internet access customers. We also benefited from lower acquisition cost and more favorable exchange rate on U.S. dollar for the set-top boxes and cable modems sold to customers.

        Operating, general and administrative expenses increased by $9.3 million, or 13.5%, to $78.1 million for the first quarter ended March 31, 2005 from $68.8 million for 2004. Higher operating expenses in the first quarter ended March 31, 2005, resulted mainly from an increase in management fees paid to the parent company, an increase in programming fund expenses due to higher cable television revenues and the launch of telephony services.

Operating Income

        Operating income for the first quarter ended March 31, 2005 was $92.1 million, compared to $72.7 million for 2004, representing an increase of $19.4 million, or 26.8%. Operating income margin increased to 39.7% for the first quarter ended March 31, 2005 from 35.1% for 2004. Subsidy on customers’ equipment amounted to $5.6 million in the first quarter ended March 31, 2005, or 2.4% of sales, compared to $14.4 million, or 6.9% of sales, in 2004. See “— General” for the reconciliation of operating income to net income.

Depreciation and Amortization

        Depreciation and amortization expenses for the first quarter ended March 31, 2005 were $31.1 million, an increase of $0.9 million, or 3.0%, from $30.2 million for 2004. This increase was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital.

Financial Expenses and Dividend Income

        Financial expenses for the first quarter ended March 31, 2005 were $15.2 million, as compared to $42.5 million for 2004, a decrease of $27.3 million. This decrease was attributable to $24.6 million of interest expense in 2004 on the $1.1 billion subordinated loan with Quebecor Media, the parent company, which was compensated by $25.1 million of dividend income related to the $1.1 billion investment in the preferred shares of Quebecor Media. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.” The decrease is also due to a gain of $2.5 million on termination costs of swap agreement and a foreign exchange loss of $0.3 million on U.S. dollar-denominated long-term debt, compared to $1.2 million in 2004, offset by increased interest expenses on long-term debt due to the refinancing of a part of our long-term debt in November 2004.

Income Taxes

        Income taxes for the first quarter ended March 31, 2005 were $13.5 million, compared to $0.8 million for 2004, representing an effective tax rate of 29.4% compared to 3.2% in 2004, an increase of 26.2% based on income before income taxes and non-controlling interest. This increase was mainly due to tax consolidation transactions where the dividend income received in 2004 from Quebecor Media was non-taxable.

Net Income

        Our net income was $32.4 million for the first quarter ended March 31, 2005, as compared to $24.3 million for 2004, an increase of $8.1 million, or 33.1%. This increase was mainly due to improvement in revenues and operating income and from a lower effective tax rate due to the tax consolidation transactions with Quebecor Media. See “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

Liquidity and Capital Resources

        Our principal liquidity and capital resource requirements consist of:

•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base;

•	the cost of migrating our customers from analog to digital cable television service;

•	the service and repayment of our debt; and

•	the payment of dividends to our shareholder.

Capital Expenditures

        During the first quarter ended March 31, 2005 we invested $33.6 million in fixed assets, as compared to $31.1 million during 2004, an increase of $2.5 million. This growth was attributable to an increase of $5.3 million of capital invested in our new telephony services, offset by a reduction of investments in the capacity of our Internet network due to major investments in 2004. We continue to focus on success-driven capital spending and maintaining our network so that it remains in very good condition.

        In addition to maintenance capital expenditures, we started the upgrade of our network in Quebec City to increase the bandwidth from 480 MHz to 860 MHz, and we are currently contemplating additional capital expenditures to similarly upgrade our network in the Sherbrooke region. We estimate that over $25 million of capital expenditures over two years will be required to upgrade our network in Quebec City, and we believe that our cash flow from operating activities will be sufficient to meet these anticipated capital expenditures. If we were to proceed with the upgrade of our network in the Sherbrooke region, we estimate that these capital expenditures could amount to approximately $12.5 million over two years.

Servicing and Repayment of Our Debt

        During the first quarter ended March 31, 2005, we made no mandatory repayments on our long-term debt, as compared to $12.5 million in 2004. During the first quarter ended March 31, 2005, we made cash interest payments of $34.4 million, as compared to $14.7 million for the year ended December 31, 2004.

Payment of Dividends

        During the three-month period ended March 31, 2005, we paid $10.0 million in dividends to our sole shareholder, Quebecor Media, as compared to $14.3 million in 2004. We expect to pay dividends to Quebecor Media in the future, subject to the terms of our indebtedness and applicable law.

Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan

        Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we entered into certain transactions that had the effect of consolidating tax losses within the Quebecor Media group.

        In the first quarter of 2004, our wholly owned subsidiary, Vidéotron (1998) ltée, entered into a back-to-back transaction by borrowing a $1.1 billion subordinated loan from Quebecor Media and using the proceeds to invest in $1.1 billion of Quebecor Media preferred shares. The subordinated loan, maturing on January 16, 2019 and bore interest at an annual rate of 10.75% payable semi-annually. The Quebecor Media preferred shares were redeemable at the option of Quebecor Media and retractable at our option at the paid-up value and carried a 11.0% annual fixed cumulative preferential dividend payable semi-annually. During the first quarter ended March 31, 2004, we made cash interest payments of $24.6 million with respect to the subordinated loan and received $25.1 million in dividends with respect to our ownership of the Quebecor Media preferred shares. On December 16, 2004, this subordinated loan was repaid in full with the proceeds from the redemption of the preferred shares of Quebecor Media, and this back-to-back transaction was unwound.

        This subordinated loan and our investment in Quebecor Media preferred shares for the same principal amounts had the effect of significantly reducing our income tax obligation. This is because the interest expense on the subordinated loan was deductible for income tax purposes, while the dividend income on the Quebecor Media preferred shares was not taxable.

Retractable Preferred Shares

        During the year ended December 31, 2003, we issued one retractable Series F preferred share to Quebecor Media, which was presented as a liability in our consolidated financial statements at a retraction price of $2.0 million. During the first quarter ended March 31, 2004, this preferred share was redeemed at the retraction price. The excess of the retraction price over the stated capital of this preferred share was credited to our contributed surplus account in an amount of $1.7 million.

Contractual Obligations and Other Commercial Commitments

        Our material obligations under firm contractual arrangements, including commitments for future payments under our credit facilities, notes, the CF Cable notes and operating lease arrangements are summarized in our Form 20-F report for the year ended December 31, 2004 and are further discussed in note 13, 16 and 17 to our consolidated financial statements for the year ended December 31, 2002, 2003 and 2004. There have been no significant changes to our material contractual obligations and other commercial commitments since December 31, 2004.

Sources of Liquidity and Capital Resources

        Our primary sources of liquidity and capital resources are:

•	funds from operations;

•	financing from related party transactions;

•	capital market debt financings; and

•	our credit facilities.

        Funds from Operations.  Cash provided by operating activities during the first quarter ended March 31, 2005 was $40.0 million, as compared to $25.5 million in 2004, an increase of $14.5 million, or 56.8%. Cash flows from operations before changes in non-cash operating items amounted to $76.3 million for the first quarter ended March 31, 2005, as compared to $67.9 million in 2004. This $8.4 million increase is mainly due to improved revenues. Cash used by the changes in non-cash operating items was $36.3 million for the first quarter ended March 31, 2005, as compared to $42.3 million for 2004, a decrease of $6.0 million. The variation in non-cash operating items is mainly due to the variation in income taxes and accounts receivables and the timing in the payments made to suppliers and affiliated companies.

        Financing from Related Party Transactions. During the first quarter ended March 31, 2005 we paid $35.2 million to Quebecor Media, the parent company, for the transfer of tax deductions.

        On January 16, 2004, we borrowed $1.1 billion in the form of a subordinated loan from our sole shareholder, Quebecor Media. We used all the proceeds from this loan to purchase 1,100,000 preferred shares, Series D of Quebecor Media. On December 16, 2004, Quebecor Media redeemed these preferred shares, and we used the proceeds from this redemption to repay in full the outstanding amounts under the $1.1 billion subordinated loan. See “Item 10 — Additional Information Material Contracts — Subordinated Loan Agreement, dated as of January 16, 2004, between Quebecor Media Inc. and Vidéotron (1998) ltée.” to our Form 20-F annual report for the year ended December 31, 2004 and “— Liquidity and Capital Resources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan.”

        Interest Rate and Foreign Exchange Management.  We use certain financial instruments, such as interest rate swaps, currency swap agreements and cross-currency interest rate swap agreements, to manage our interest rate and foreign exchange exposure on debt instruments. These instruments are not used for trading or speculative purposes. See “Item 11 —Quantitative and Qualitative Disclosure about Market Risk.” to our Form 20-F annual report for the year ended December 31, 2004.

        We expect that our cash requirements relating to our existing operations over the next twelve months will be to fund operating activities and working capital, capital expenditures and debt service payments. We plan to fund these requirements from the sources of cash described above.

        We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with our other available sources of liquidity, will be sufficient for the foreseeable future to fund anticipated capital expenditures and to make required payments of principal and interest on our debt, including payments due on the notes and under our credit facilities, as amended. We also expect, to the extent permitted by the terms of our indebtedness and applicable law, to pay dividends to Quebecor Media in the future.

Critical Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Consequently, actual results could differ from these estimates.

        In our consolidated financial statements for the year ended December 31, 2002, 2003 and 2004, as well as in our Form 20-F report for the year ended December 31, 2004, we have identified the accounting policies that are critical to the understanding of our business operations and our results of operations. As at March 31, 2005, there was no change to our critical accounting policies from those described December 31, 2004.

Risks and Uncertainties

        No material changes in main risk factors and uncertainties have occurred since December 31, 2004. For more details and the description of our risks and uncertainties, see “Item 3 — Key Information — Risk Factors” to our Form 20-F annual report for the year ended December 31, 2004 and our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004

        In the normal course of business, we are exposed to fluctuations in interest rates and exchange rates. We manage this exposure through staggered maturities and an optimal balance of fixed and variable rate obligations. As at March 31, 2005, we were using derivative financial instruments to reduce our exchange rate and interest rate exposure.

        While these agreements expose us to the risk of non-performance by a third party, we believe that the possibility of incurring such loss is remote due to the creditworthiness of the parties with whom we deal. A description of the financial derivatives used by us as at December 31, 2004 is provided in note 1(j) to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 and in “Item 11 — Quantitative and Qualitative Disclosure about Market Risk.” to our Form 20-F annual report for the year ended December 31, 2004.

        Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivable amounts from individual customers. As of March 31, 2005, we had no significant concentration of credit risk.

Regulation

        We are subject to extensive government regulation mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both of which are administered by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, Voice over IP services, the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures could have a material effect on our business, financial condition or results of operations. The significant government regulation which impact our operations are summarized in our Form 20-F annual report for the year ended December 31, 2004. There have been no significant changes to those regulations since December 31, 2004.

New accounting standards

        We prepare our financial statements in accordance with Canadian GAAP, which differ in certain respects from U.S. GAAP. The areas of material differences and their impact on our financial statements are described in note 22 to our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004.

        In the first quarter ended March 31, 2005, there have been no changes to our critical accounting policies from those described in our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004.

VIDÉOTRON LTÉE Interim Consolidated Statements of Operations (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

	2004	2005

Operating revenues:
Cable television	$140,346	$149,503
Internet	52,191	63,273
Video stores	10,602	13,116
Other	3,620	6,229

	206,759	232,121

Operating expenses:
Direct costs	65,345	61,916
Operating, general and administrative expenses	68,750	78,063

	134,095	139,979

Operating income before the undernoted	72,664	92,142

Depreciation and amortization	30,154	31,069

Financial expenses (note 3)	42,470	15,166

Dividend income from parent company	(25,126)	—

Income before income taxes and non-controlling interest	25,166	45,907

Income taxes (note 4):
Current	(1,465)	1,222
Future	2,260	12,274

	795	13,496

	24,371	32,411

Non-controlling interest in a subsidiary	28	16

Net income	$24,343	$32,395

See accompanying notes to unaudited interim consolidated financial statements.

VIDÉOTRON LTÉE Interim Consolidated Statements of Shareholder’s Equity (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

	Common capital stock	Contributed surplus	Deficit	Total shareholder’s equity

Balance as at December 31, 2003	$173,236	$362,210	$(464,629)	$70,817

Excess of the Series F preferred share retractable value over the stated capital	—	—	(1,660)	(1,660)

Net income	—	—	24,343	24,343

Dividend	—	—	(14,324)	(14,324)

Balance as at March 31, 2004	173,236	362,210	(456,270)	79,176

Transfer of tax deductions from a company controlled by the ultimate parent company	—	(66)	—	(66)

Transfer of tax deductions from the parent company	—	26,800	—	26,800

Net income	—	—	123,029	123,029

Dividend	—	—	(190,909)	(190,909)

Balance as at December 31, 2004	173,236	388,944	(524,150)	38,030

Net income	—	—	32,395	32,395

Dividend	—	—	(10,000)	(10,000)

Balance as at March 31, 2005	$173,236	$388,944	$(501,755)	$60,425

See accompanying notes to unaudited interim consolidated financial statements.

VIDÉOTRON LTÉE Interim Consolidated Balance Sheets (Unaudited) As at December 31, 2004 and March 31, 2005 (in thousands of Canadian dollars)

	December 31, 2004	March 31, 2005

	(Audited)
Assets
Current assets:
Cash and cash equivalents	$36,230	$6,210
Marketable securities	21,250	20,398
Accounts receivable	90,488	75,176
Amounts receivable from affiliated companies	5	1
Income taxes receivable	8,624	3,856
Inventories	30,151	26,680
Prepaid expenses	5,399	10,699
Future income taxes	58,228	58,179

	250,375	201,199

Fixed assets	884,003	880,988
Goodwill	438,426	438,426
Other assets	34,498	34,650
Future income taxes	23,559	1,221

	$1,630,861	$1,556,484

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$3,903	$13,277
Accounts payable and accrued liabilities	194,890	130,018
Amounts payable to affiliated companies	51,718	33,569
Deferred revenue	105,410	96,893
Income taxes payable	1,643	317

	357,564	274,074

Deferred revenues	15,558	16,131
Forward exchange contract and interest rate swaps	57,249	48,549
Future tax liabilities	122,846	112,733
Long-term debt (note 5)	1,038,908	1,043,850
Non-controlling interest in subsidiaries	706	722

	1,592,831	1,496,059

Shareholder’s equity:
Common shares (note 6)	173,236	173,236
Contributed surplus	388,944	388,944
Deficit	(524,150)	(501,755)

	38,030	60,425

	$1,630,861	$1,556,484

Contingencies and guarantees (note 9)
Subsequent events (note 10)

See accompanying notes to unaudited interim consolidated financial statements.

On behalf of the Board:

___________________________

___________________________

VIDÉOTRON LTÉE Interim Consolidated Statements of Cash Flows (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

	2004	2005

Cash flows from operating activities:
Net income	$24,343	$32,395
Adjustments for the following items:
Depreciation and amortization	31,454	33,479
Future income taxes	2,260	12,274
Non-controlling interest in a subsidiary	28	16
Amortization of debt premium and discount	(191)	(701)
Change in fair value of interest rate swaps (note 3)	—	(1,455)
Loss (gain) on disposal of fixed assets	8,836	(24)
Loss on foreign currency denominated debt	1,165	314
Other items	(5)	—

Cash flows from operations	67,890	76,298

Net change in non-cash operating items:
Accounts receivable	3,197	15,312
Current income taxes	(9,948)	3,442
Amounts receivable from and payable to affiliated companies	(1,508)	17,055
Inventories	1,359	3,471
Prepaid expenses	(7,290)	(5,300)
Accounts payable and accrued liabilities	(28,109)	(59,078)
Deferred revenue	2,888	(7,944)
Other assets	(2,937)	(3,209)

	(42,348)	(36,251)

Cash flows from operating activities	25,542	40,047

Cash flows from investing activities:
Acquisition of fixed assets	(31,061)	(33,593)
Net change in other assets	(183)	(215)
Proceeds on disposal of fixed assets and investments	539	216
Acquisition of shares of parent company	(1,100,000)	—
Proceeds on disposal of marketable securities	16,850	852
Payment of tax deductions to the parent company	—	(35,200)
Acquisition of non-controlling interest	(10)	—

Cash flows used in investing activities	(1,113,865)	(67,940)

Cash flows from financing activities:
Repayment of long-term debt	(12,500)	—
Financing costs on long-term debt	(1,195)	(484)
Increase in intercompany loan from parent company	1,100,000	—
Payment of interest rate swaps	—	(1,017)
Redemption of shares	(3,660)	—
Dividend to parent company	(14,324)	(10,000)

Cash flows from (used in) financing activities	1,068,321	(11,501)

Net change in cash and cash equivalents	(20,002)	(39,394)

Cash and cash equivalents at beginning of period	25,278	32,327

Cash and cash equivalents at end of period	$5,276	$(7,067)

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$8,494	$6,210
Issued and outstanding cheques	(3,218)	(13,277)

	$5,276	$(7,067)

See accompanying notes to unaudited interim consolidated financial statements.

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

1.	Basis of presentation and accounting changes:

The Company is a cable services provider in the Province of Québec for pay-television services and Internet access. It also operates the largest chain of video stores in Québec and a chain of video stores in Ontario and in the Atlantic provinces.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the December 31, 2004 audited consolidated financial statements and the notes below.

New accounting policies since December 31, 2003

Revenue recognition and revenue arrangements with multiple deliverables:

In 2004, the Company revised and adopted an accounting policy for the timing of revenue and expense recognition regarding connection fees based on the CICA Emerging Issues Committee Abstracts 141 and 142. The Company chose to adopt the new policy prospectively without restatement of prior periods.

Effective January 1, 2004, the connection fees revenues are now deferred and recognized as revenues over 30 months, that is the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to connection fees, in an amount not exceeding the revenue, are now deferred and recognized as an operating expense over the same 30-month period. Previously, the connection fees and the incremental and direct costs were recognized immediately in the operating revenues and expenses. This change in accounting policy had no effect on the amounts of reported operating income and net income. Deferred revenue and deferred charges, net of amortization, amounted to $1.9 million and $1.2 million for the three-month periods ended March 31, 2004 and 2005.

2.	Business reorganization:

On January 1, 2005, the subsidiary, Videotron TVN Inc., was wound up into Videotron Ltée. This transaction had no impact on the consolidated financial statements.

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

3.	Financial expenses:

	March 31, 2004	March 31, 2005

Third parties:
Interest on long-term debt	$14,975	$15,207
Amortization of deferred financing costs	322	483
Amortization of debt premium and discount	(191)	(701)
Change in fair value of interest rate swaps	—	(1,455)
Loss on foreign currency denominated long-term debt	1,165	314
Loss on foreign currency denominated short-term monetary items	67	12
Bank fees	366	—
Other interest and penalty charges	245	89

	16,949	13,949
Interest income	(318)	(404)

	16,631	13,545

Parent company:
Interest expense	25,839	1,621

	$42,470	$15,166

The interest paid in the three-month periods ended March 31, 2004 and 2005 amounted to $14.7 million and $34.4 million, respectively.

4.	Income taxes:

The following schedule reconciles income taxes computed on income before income taxes and non-controlling interest in a subsidiary, based on the consolidated basic income tax rate and the effective income tax rate:

	March 31, 2004	March 31, 2005

Income taxes based on the combined federal and provincial basic income tax rate of 31.02% (2004 - 31.02%)	$7,832	$14,240
Change due to the following items:
Federal large corporation taxes	583	600
Non-deductible charges and/or loss deductible at a lower rate for which the tax benefit was not recorded	134	(29)
Non-taxable dividend from the parent company	(7,789)	—
Other	35	(1,315)

	$795	$13,496

Income taxes paid in the three-month periods ended March 31, 2004 and 2005 amounted to $8.4 million and $2.1 million.

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

5.	Long-term debt:

	December 31, 2004	March 31, 2005

Senior Secured First Priority Notes	$92,271	$92,602
Senior Notes	796,637	801,248
Subordinated loan - Quebecor Media Inc.	150,000	150,000

Long-term portion of the long-term debt	$1,038,908	$1,043,850

Subordinated loan to a subsidiary - Quebecor Media Inc.:

The amount of interests owed to Quebecor Media Inc. as at December 31, 2004 and March 31, 2005 amounted to $10.7 million and $12.3 million, respectively, and is accounted for in the amounts payable to affiliated companies.

Minimum principal payments on long-term debt in each of the next years are as follows:

2006	$—
2007	92,602
2008	—
2009	—
2010	—
2011 and thereafter	951,248

6.	Share capital:

	December 31, 2004	March 31, 2005

Issued and paid:
11,174,813 common shares	$173,236	$173,236
133,000 preferred shares, Series G	—	—

	$173,236	$173,236

The preferred shares Series G are owned by Groupe de Divertissement SuperClub Inc., a wholly-owned subsidiary of the Company, and were issued for a cash consideration totaling $133.0 million in 2004. Series G shares were eliminated upon consolidation.

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

7.	Employee future benefits:

The following table presents the Company’s net benefit costs:

	March 31, 2004	March 31, 2005

Net benefit costs	$1,222	$1,549

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those in the United States (“US”), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company’s consolidated financial statements, including disclosures that are required under US GAAP.

Consolidated Statements of Operations

For the three-month period ended

	March 31, 2004	March 31, 2005

Net income for the period based on Canadian GAAP	$24,343	$32,395

Adjustments:
Push-down basis of accounting (i)	(1,935)	(2,130)
Development and pre-operating costs (iii)	188	(24)
Accounting for derivative instruments and hedging activities (iv)	4,931	(52)
Income taxes (v)	(58)	7

Net income for the period based on US GAAP	27,469	30,196

Other comprehensive loss (vi)
Accounting for derivative instruments and hedging activities (iv)	(5,313)	(7,966)

Comprehensive income based on US GAAP	$22,156	$22,230

Accumulated other comprehensive loss at beginning of period	$(1,770)	$(15,408)

Change in the period	(5,313)	(7,966)

Accumulated other comprehensive loss at end of period	$(7,083)	$(23,374)

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity

As at

	December 31, 2004	March 31, 2005

Shareholder’s equity based on Canadian GAAP	$38,030	$60,425

Cumulative adjustments:
Push-down basis of accounting (i)	4,235,626	4,233,496
Goodwill impairment (ii)	(2,004,000)	(2,004,000)
Development and pre-operating costs (iii)	(1,656)	(1,680)
Accounting for derivative instruments and hedging activities (iv)	(15,559)	(23,577)
Income taxes (v)	514	521
Pension and postretirement benefits (vii)	(92)	(92)

Shareholder’s equity based on US GAAP	$2,252,863	$2,265,093

(i)	Push-down basis of accounting

The basis of accounting used in the preparation of these financial statements under US GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect Parent’s cost basis, were:

(a)	The carrying values of fixed assets were increased by $114.6 million;

(b)
The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $40.3 million;

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(i)	Push-down basis of accounting (continued)

(d)	Future income tax liability increased by $24.9 million; and

(e)
The $4,360.5 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,387.3 million was credited as contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, goodwill has been decreased by $84.3 million, contributed surplus has been decreased by $67.4 million and income tax expense for US GAAP purposes has been increased by $16.9 million.

(ii)	Goodwill impairment

The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

(iii)	Development and pre-operating costs

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(iv)	Accounting for derivative instruments and hedging activities

The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value, with changes in fair value recorded in the statement of operations unless the instrument is effective and qualifies for hedge accounting. As of the adoption date, the Company did not hold any of these instruments. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP, the change in foreign exchange rate on long-term foreign currency denominated instrument is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations or other comprehensive income based on whether a hedging relationship has been established which qualifies as a hedging relationship under US GAAP.

(v)	Income taxes

This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while, under US GAAP, measurement is based on enacted tax rates.

(vi)	Comprehensive income

Comprehensive income is presented in accordance with FAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder’s equity related to the accrued pension benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(vii)	Pension and postretirement benefits

The accounting requirements for pension and postretirement benefits under Canadian GAAP and US GAAP are similar in all material respects. However, under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity under the caption “other comprehensive income”.

(viii)	Guaranteed debt

The combined information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014 (note 5) are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2004 and March 31, 2005 and for the three-month periods ended March 31, 2004 and 2005 has been prepared in accordance with US GAAP. The information under the column headed “Combined Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Vidéotron Ltée”. Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiary included under the column “Subsidiary Guarantors” is Le SuperClub Vidéotron Ltée and its subsidiary, Groupe de Divertissement SuperClub Inc.

The “Subsidiary Non-Guarantors” are CF Cable TV Inc., Vidéotron (Régional) Ltée and Société d’Édition et de Transcodage T.E. Ltée.

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at December 31, 2004

	Vidéotron Ltée	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$34,810	$108	$1,312	$—	$36,230
Marketable securities	20,000	—	1,250	—	21,250
Accounts receivable	81,589	8,213	686	—	90,488
Amounts receivable from affiliated companies	133,598	27,834	277,053	(438,480)	5
Income taxes receivable	8,526	79	19	—	8,624
Inventories and prepaid expenses	11,488	23,461	601	—	35,550
Future income taxes	49,589	184	8,455	—	58,228

	339,600	59,879	289,376	(438,480)	250,375

Fixed assets	761,758	32,455	225,081	(489)	1,018,805
Goodwill	1,903,756	67,940	376,844	233,711	2,582,251
Other Assets	441,324	136,351	3,616	(558,433)	22,858
Future income taxes	22,179	1,111	—	269	23,559

Total assets	$3,468,617	$297,736	$894,917	$(763,422)	$3,897,848

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$1,994	$1,745	$164	$—	$3,903
Accounts payable and accrued liabilities	214,309	32,402	25,881	(5)	272,587
Amounts payable to affiliated companies	102,426	138,350	249,417	(438,475)	51,718
Deferred revenue and prepaid services	83,105	—	22,305	—	105,410
Income taxes payable	33	1,343	267	—	1,643

	401,867	173,840	298,034	(438,480)	435,261
Deferred revenue	4,480	—	1,724	—	6,204
Future income taxes	129,310	3,054	36,268	—	168,632
Long-term debt	941,910	—	116,840	(24,568)	1,034,182
Non-controlling interest in a subsidiary	—	—	—	706	706

	1,477,567	176,894	452,866	(462,342)	1,644,985
Shareholder’s equity:
Capital shares	306,235	31,559	165,025	(329,583)	173,236
Contributed surplus	3,983,147	81,725	652,298	(3,389)	4,713,781
(Deficit) retained earnings	(2,283,016)	7,558	(375,180)	31,892	(2,618,746)
Other comprehensive loss	(15,316)	—	(92)	—	(15,408)

	1,991,050	120,842	442,051	(301,080)	2,252,863

	$3,468,617	$297,736	$894,917	$(763,422)	$3,897,848

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended March 31, 2004

	Vidéotron Ltée	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Revenues	$105,833	$69,293	$41,176	$(5,753)	$210,549

Direct cost	41,232	7,615	16,760	(262)	65,345

Operating and administrative expenses	34,823	32,138	11,126	(5,491)	72,596

Depreciation and amortization	20,459	8,040	4,596	—	33,095

Financial expenses	1,856	28,661	7,201	(245)	37,473

Dividend income from related companies	—	(27,078)	(3,769)	5,721	(25,126)

Income (loss) before the undernoted	7,463	19,917	5,262	(5,476)	27,166

Income taxes	911	(2,117)	827	48	(331)

	6,552	22,034	4,435	(5,524)	27,497

Share in the results of a company subject to significant influence	2,536	—	38	(2,574)	—

Non-controlling interest	—	—	(1)	(27)	(28)

Net income (loss)	$9,088	$22,034	$4,472	$(8,125)	$27,469

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended March 31, 2004

	Vidéotron Ltée	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$9,088	$22,034	$4,472	$(8,125)	$27,469
Items not involving cash:
Depreciation and amortization	20,713	8,041	4,597	—	33,351
Future income taxes	529	372	185	48	1,134
Loss on foreign currency denominated debt	—	—	1,119	46	1,165
Other	(828)	9,755	365	2,310	11,602
Net change in non-cash operating working capital	(123,660)	12,143	63,355	(104)	(48,266)

	(94,158)	52,345	74,093	(5,825)	26,455

Cash flows from investing activities:
Acquisition of fixed assets	(25,255)	(2,460)	(4,316)	—	(32,031)
Net change in other assets	—	(126)	—	—	(126)
Proceeds on disposals of fixed assets	—	539	—	—	539
Proceeds on disposal of short-term investments	16,400	—	450	—	16,850
Acquisition of shares of parent company	—	(1,100,000)	—	—	(1,100,000)
Other	70,000	—	(70,010)	—	(10)

	61,145	(1,102,047)	(73,876)	—	(1,114,778)

Cash flows from financing activities:
Repayment of long-term debt	(12,500)	—	—	—	(12,500)
Financing cost on long-term debt	(1,195)	—	—	—	(1,195)
Increase in long-term intercompany loan from parent company	—	1,100,000	—	—	1,100,000
Redemption of retractable preferred shares	(3,660)	—	—	—	(3,660)
Dividends	28,620	(48,769)	—	5,825	(14,324)

	11,265	1,051,231	—	5,825	1,068,321

Net (decrease) increase in cash	(21,748)	1,529	217	—	(20,002)

Cash and cash equivalents, beginning of period	25,188	(327)	417	—	25,278

Cash and cash equivalents, end of period	$3,440	$1,202	$634	$—	$5,276

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at March 31, 2005

	Vidéotron Ltée	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$3,694	$515	$2,001	$—	$6,210
Short-term investments	20,000	—	398	—	20,398
Accounts receivable	67,863	6,888	425	—	75,176
Amounts receivable from affiliated companies	133,131	3,506	273,385	(410,021)	1
Income taxes receivable	3,542	292	22	—	3,856
Inventories and prepaid expenses	30,747	5,142	1,490	—	37,379
Future income taxes	49,743	—	8,436	—	58,179

	308,720	16,343	286,157	(410,021)	201,199

Fixed assets	784,422	4,339	224,333	(489)	1,012,605
Goodwill	1,903,756	67,940	376,844	233,711	2,582,251
Other assets	412,125	136,344	3,639	(530,245)	21,863
Future income taxes	—	1,221	—	—	1,221

Total assets	$3,409,023	$226,187	$890,973	$(707,044)	$3,819,139

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$11,123	$1,583	$571	$—	$13,277
Accounts payable and accrued liabilities	192,211	13,258	22,687	—	228,156
Amounts payable to affiliated
companies	68,513	133,831	241,246	(410,021)	33,569
Deferred revenue and prepaid services	76,571	—	20,322	—	96,893
Income taxes payable	204	69	44	—	317

	348,622	148,741	284,870	(410,021)	372,212

Deferred revenue	4,065	—	1,522	—	5,587
Future income taxes	118,710	—	39,036	(222)	157,524
Long-term debt	925,399	—	117,415	(24,813)	1,018,001
Non-controlling interest in a subsidiary	—	—	—	722	722

	1,396,796	148,741	442,843	(434,334)	1,554,046

Shareholder’s equity:
Capital shares	306,236	1	165,025	(298,026)	173,236
Contributed surplus	4,002,947	55,025	652,697	3,112	4,713,781
(Deficit) retained earnings	(2,273,674)	22,420	(369,500)	22,204	(2,598,550)
Other comprehensive loss	(23,282)	—	(92)	—	(23,374)

	2,012,227	77,446	448,130	(272,710)	2,265,093

	$3,409,023	$226,187	$890,973	$(707,044)	$3,819,139

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended March 31, 2005

	Vidéotron Ltée	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Revenues	$177,849	$13,174	$42,667	$(379)	$233,311

Direct cost	43,919	4,500	13,546	(49)	61,916

Operating and administrative expenses	62,105	5,126	12,534	(330)	79,435

Depreciation and amortization	28,283	419	5,394	—	34,096

Financial expenses	9,158	3,699	2,539	(245)	15,151

Dividend income from related companies	—	(3,717)	—	3,717	—

Income (loss) before the undernoted	34,384	3,147	8,654	(3,472)	42,713

Income taxes	9,589	(135)	3,000	47	12,501

	24,795	3,282	5,654	(3,519)	30,212

Share in the results of a company subject to significant influence	3,347	—	23	(3,370)	—

Non-controlling interest	—	—	—	(16)	(16)

Net income (loss)	$28,142	$3,282	$5,677	$(6,905)	$30,196

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

8.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended March 31, 2005

	Vidéotron Ltée	Subsidiary Guarantors	Subsidiary Non- Guarantors	Adjustments and eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$28,142	$3,282	$5,677	$(6,905)	$30,196
Items not involving cash:
Depreciation and amortization	28,699	1,143	5,393	—	35,235
Future income taxes	8,392	53	2,787	47	11,279
(Gain) loss on disposal of fixed assets	(67)	37	6	—	(24)
Loss on foreign currency denominated debt	—	—	269	45	314
Other	(34,699)	—	376	3,094	(31,229)
Net change in non-cash operating working capital	(2,336)	(2,510)	(1,062)	2	(5,906)

	28,131	2,005	13,446	(3,717)	39,865

Cash flows from investing activities:
Acquisition of fixed assets	(28,452)	(408)	(4,733)	—	(33,593)
Net change in other assets	—	(33)	—	—	(33)
Proceeds on disposals of fixed assets	171	45	—	—	216
Proceeds on disposal of
short-term investments	—	—	852	—	852
Payment of tax deductions to the ultimate parent company	(25,800)	—	(9,400)	—	(35,200)
Cash transfer pursuant the
liquidation of a subsidiary	(533)	533	—	—	—
Other	1,456	(1,573)	117	—	—

	(53,158)	(1,436)	(13,164)	—	(67,758)

Cash flows from financing activities:
Financing cost on long-term debt	(484)	—	—	—	(484)
Payment of interest rate swaps	(1,017)	—	—	—	(1,017)
Dividends	(13,717)	—	—	3,717	(10,000)

	(15,218)	—	—	3,717	(11,501)

Net (decrease) increase in cash	(40,245)	569	282	—	(39,394)

Cash and cash equivalents, beginning of period	32,816	(1,637)	1,148	—	32,327

Cash and cash equivalents, end of period	$(7,429)	$(1,068)	$1,430	$—	$(7,067)

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

9.	Contingencies and guarantees:

(a)
In November 2001, the Company terminated a sale service agreement with a supplier and is being sued for breach of contract for an amount of $4.7 million. It is not possible to determine the outcome of this claim.

On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Vidéotron Ltée. They contend that Vidéotron Ltée did not respect its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensations totalling $26.0 million. Vidéotron Ltée’s management believes that this action is not justified and intends to defend its case before the Courts.

In the normal course of its business, the Company is party to various claims and lawsuits. Even though the outcome of these various pending cases as at March 31, 2005 cannot be determined with certainty, the Company believes that their outcome will not have a material adverse impact on its operating results or financial position.

(b)	Disclosure of guarantees:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at March 31, 2005, the maximum exposure in respect of these guarantees is $7.9 million and no amount has been recorded in the financial statements.

Guarantees under lease agreements:

A subsidiary of the Company has provided guarantees to the lessor of certain of the franchisees for operating leases, with expiry dates through 2016. If the franchisee defaults under the agreement, the subsidiary must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $6.2 million. As at March 31, 2005, the subsidiary has not provided for any liability associated with these guarantees, since it is its present estimation that no franchisee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month periods ended March 31, 2004 and 2005 (in thousands of Canadian dollars)

9.	Contingencies and guarantees (continued):

	(b)	Disclosure of guarantees (continued):

Guarantees related to the Senior Notes:

Under the terms of the indenture governing the Senior Notes, the Company is committed to pay any amount of withholding taxes that could eventually be levied by any Canadian Taxing Authority on payments made to the lenders, so that the amounts the lenders would receive are not less than amounts receivable if no taxes are levied. The amount of such guarantee is not limited and it is not possible for the Company to establish a maximum amount of the guarantee as it is dependent exclusively on future actions, if any, by the Taxation Authorities. Although no recourse exists for such liability, the Company has the right to redeem such long-term debt at its face value if such taxes were levied by the Canadian Taxing Authorities, thereby terminating the guarantee.

10.	Subsequent events:

On April 18, 2005, Vidéotron Ltée issued 57,000 preferred shares, Series G, to Groupe de Divertissement Superclub Inc., wholly-owned subsidiary of Le Superclub Vidéotron Ltée, for a total cash consideration of $57.0 million. On the same date, Vidéotron Ltée received a dividend of $11.0 million from Le Superclub Vidéotron Ltée. On April 18, 2005, Vidéotron Ltée redeemed 20,000 preferred shares, Series G, from Groupe de Divertissement Superclub Inc. for a total cash consideration of $20.0 million.

11.	Comparative figures:

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted in the current period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE

(signed) Yvan Gingras

By: Yvan Gingras
Executive Vice-President, Finance
and Operations

Date: May 19, 2005